

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 25, 2018

Viki Blinderman
Chief Financial Officer
Carriage Services, Inc.
3040 Post Oak Boulevard
Suite 300
Houston, Texas, 77056

      Re: Carriage Services, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2016
                 Filed February 23, 2017
                 File No. 001-11961

Dear Ms. Blinderman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Robert S. Littlepage, for

                 Carlos Pacho
                 Senior Assistant Chief Accountant
                 AD Office 11 - Telecommunications